CUSIP No. 53803X150	SCHEDULE 13G	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Live Oak Bancshares, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

53803X150
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53803X150	SCHEDULE 13G	Page 2 of 5

1	NAMES OF REPORTING PERSONS Maurice J. Koury, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 53803X150	SCHEDULE 13G	Page 3 of 5

Item 1.

(a)	Name of Issuer:

Live Oak Bancshares, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1741 Tiburon Drive, Wilmington, North Carolina 28403.

Item 2

(a)	Name of Person Filing:

This statement is filed by the Estate of Maurice J. Koury (the “Estate”), on behalf of Maurice J. Koury (the “Reporting Person”).

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of the Estate is P.O. Box 850, Burlington, NC 27216.

(c)	Citizenship:

The Estate: North Carolina.

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

53803X150

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

All of the common shares of the Company held by the Reporting Person transferred to the Estate on March 30, 2016, and the Reporting Person no longer holds any common shares of the Company.

Item 5.	Ownership of Five Percent or Less of a Class.

The Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities. Accordingly, this Amendment No. 1 constitutes an exit filing for the Reporting Person.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

CUSIP No. 53803X150	SCHEDULE 13G	Page 4 of 5

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 53803X150	SCHEDULE 13G	Page 5 of 5

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2017

MAURICE J. KOURY

By:	/s/ Ann K. Koury
Name:	Ann K. Koury
Title:	Executor of the Estate of Maurice J. Koury

By:	/s/ Bradford A. Koury
Name:	Bradford A. Koury
Title:	Executor of the Estate of Maurice J. Koury

By:	/s/ Ernest A. Koury, Jr.
Name:	Ernest A. Koury, Jr.
Title:	Executor of the Estate of Maurice J. Koury

By:	/s/ Teena M. Koury
Name:	Teena M. Koury
Title:	Executor of the Estate of Maurice J. Koury

By:	/s/ Miltom E. Petty
Name:	Miltom E. Petty
Title:	Executor of the Estate of Maurice J. Koury